Fifth Wall Acquisition Corp. I

6060 Center Drive, 10th Floor
Los Angeles, California 90045
August 5, 2021

VIA EDGAR

Attention:	Morgan Youngwood
Stephen Krikorian
Anna Abramson
Jess Kauten

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549

Re:	Fifth Wall Acquisition Corp. I Amendment No. 2 to Registration Statement on Form S-4 Filed July 26, 2021 File No. 333-256144

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fifth Wall Acquisition Corp. I (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on August 6, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective.

Please contact Eduardo Gallardo of Gibson, Dunn & Crutcher LLP at (212) 351-3847 or Evan D’Amico of Gibson, Dunn & Crutcher LLP at (202) 887-3613 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

FIFTH WALL ACQUISITION CORP. i

By:	/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy
Title:	Chief Financial Officer

cc:	Brendan Wallace, Fifth Wall Acquisition Corp. I
Eduardo Gallardo, Esq., Gibson, Dunn & Crutcher LLP